

Tanger Factory Outlet Centers, Inc.

Supplemental Operating and Financial Data

December 31, 2005

For a more detailed discussion of the factors that affect our operating results, interested parties should review the Tanger Factory Outlet Centers, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

This Supplemental Operating and Financial Data is not an offer to sell or a solicitation to buy any securities of the Company. Any offers to sell or solicitations to buy any securities of the Company shall be made only by means of a prospectus.

Tanger
Outlets

Table of Contents

Supplemental Operating and Financial Data for the
Quarter Ended 12/31/05

Tanger
Outlets

Geographic Diversification

As of December 31, 2005			
State	**# of Centers**	**GLA**	**% of GLA**
South Carolina (1)	2	820,511	10%
Georgia	3	820,274	10%
New York	1	729,315	9%
Alabama	2	636,668	8%
Texas	2	620,000	8%
Delaware	1	568,873	7%
Tennessee	2	513,732	6%
Michigan	2	436,751	5%
Utah	1	300,602	4%
Connecticut	1	291,051	4%
Missouri	1	277,883	3%
Iowa	1	277,230	3%
Oregon	1	270,280	3%
Illinois	1	256,514	3%
Pennsylvania	1	255,152	3%
Louisiana	1	243,499	3%
New Hampshire	1	227,998	3%
Florida	1	198,924	2%
North Carolina (2)	2	187,510	2%
Minnesota	1	134,480	2%
California	1	108,950	1%
Maine	2	84,313	1%
Total (1) (2)	31	8,260,510	100%

(1) Excludes one 401,992 square foot center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.
(2) Excludes one 64,288 square foot center for which we only have management responsibilities.

Supplemental Operating and Financial Data for the
Quarter Ended 12/31/05

Tanger
Outlets

Property Summary – Occupancy at End of Each Period Shown (1)

Location	Total GLA 12/31/05	% Occupied 12/31/05	% Occupied 9/30/05	% Occupied 6/30/05	% Occupied 3/31/05	% Occupied 12/31/04
Riverhead, NY	729,315	99%	100%	99%	99%	99%
Rehoboth, DE	568,873	99%	99%	100%	99%	99%
Foley, AL	557,093	97%	98%	99%	95%	99%
San Marcos, TX	442,510	100%	99%	99%	98%	100%
Myrtle Beach, SC	427,417	93%	90%	93%	92%	92%
Sevierville, TN	419,038	100%	100%	100%	99%	100%
Hilton Head, SC	393,094	88%	87%	90%	89%	92%
Commerce II, GA	340,656	97%	99%	99%	96%	99%
Howell, MI	324,631	99%	98%	96%	96%	100%
Park City, UT	300,602	100%	99%	99%	98%	97%
Locust Grove, GA	293,868	100%	99%	98%	97%	100%
Westbrook, CT	291,051	94%	92%	92%	92%	93%
Branson, MO	277,883	100%	100%	100%	100%	100%
Williamsburg, IA	277,230	100%	99%	96%	96%	100%
Lincoln City, OR	270,280	94%	94%	92%	91%	96%
Tuscola, IL	256,514	75%	76%	76%	75%	78%
Lancaster, PA	255,152	100%	100%	99%	99%	100%
Gonzales, LA	243,499	100%	98%	100%	100%	100%
Tilton, NH	227,998	100%	96%	96%	91%	99%
Fort Myers, FL	198,924	95%	91%	91%	92%	91%
Commerce I, GA	185,750	90%	90%	86%	76%	82%
Terrell, TX	177,490	100%	99%	99%	100%	100%
North Branch, MN	134,480	100%	100%	100%	98%	100%
West Branch, MI	112,120	100%	100%	97%	98%	98%
Barstow, CA	108,950	95%	93%	98%	100%	100%
Blowing Rock, NC	105,332	100%	100%	100%	100%	100%
Pigeon Forge, TN	94,694	99%	95%	96%	93%	96%
Nags Head, NC	82,178	100%	98%	100%	100%	100%
Boaz, AL	79,575	95%	95%	95%	95%	95%
Kittery I, ME	59,694	100%	100%	100%	100%	100%
Kittery II, ME	24,619	100%	100%	100%	100%	100%
Seymour, IN	n/a	n/a	n/a	n/a	n/a	89%
Total	**8,260,510**	**97%**	**96%**	**97%**	**95%**	**97%**

(1) Excludes one 401,992 square foot center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and one 64,288 square foot center for which we only have management responsibilities.

Supplemental Operating and Financial Data for the
Quarter Ended 12/31/05

Tanger
Outlets

Portfolio Occupancy at the End of Each Period (1)



(1) Excludes one 401,992 square foot center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and one 64,288 square foot center for which we only have management responsibilities.

Supplemental Operating and Financial Data for the
Quarter Ended 12/31/05

Tanger
Outlets

Major Tenants (1)

Ten Largest Tenants As of December 31, 2005			
Tenant	**# of Stores**	**GLA**	**% of Total GLA**
The Gap, Inc.	57	569,439	6.9%
Phillips-Van Heusen	95	455,051	5.5%
Liz Claiborne	42	339,629	4.1%
VF Factory Outlet	34	272,584	3.3%
Reebok International	30	230,502	2.8%
Carter's	47	228,193	2.8%
Dress Barn, Inc.	30	216,650	2.6%
Retail Brand Alliance, Inc.	35	209,985	2.5%
Polo Ralph Lauren	23	188,628	2.3%
Brown Group Retail, Inc.	44	181,443	2.2%
Total of All Listed Above	437	2,892,104	35.0%

(1) Excludes one 401,992 square foot center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and one 64,288 square foot center for which we only have management responsibilities.

Supplemental Operating and Financial Data for the
Quarter Ended 12/31/05

Tanger
Outlets

Lease Expirations as of December 31, 2005

Percentage of Total Gross Leasable Area (1)



Percentage of Total Annualized Base Rent (1)



(1) Excludes one 401,992 square foot center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and one 64,288 square foot center for which we only have management responsibilities.

Supplemental Operating and Financial Data for the
Quarter Ended 12/31/05

Tanger
Outlets

Leasing Activity (1)

	03/31/05	06/30/05	09/30/05	12/31/05	Year to Date	Prior Year to Date
Re-tenanted Space:						
Number of leases	42	32	23	6	103	109
Gross leasable area	204,830	117,356	73,042	24,022	419,250	427,412
New base rent per square foot	$17.25	$16.41	$21.52	$16.95	$17.74	$17.27
Prior base rent per square foot	$16.60	$15.72	$18.00	$15.93	$16.56	$16.43
Percent increase in rent per square foot	3.9%	4.4%	19.5%	6.4%	7.1%	5.1%
Renewed Space:						
Number of leases	169	74	48	66	357	362
Gross leasable area	739,494	334,357	228,647	222,528	1,525,026	1,570,565
New base rent per square foot	$17.35	$16.20	$14.98	$14.81	$16.37	$14.40
Prior base rent per square foot	$15.97	$15.25	$14.82	$14.61	$15.44	$13.63
Percent increase in rent per square foot	8.6%	6.2%	1.1%	1.3%	6.0%	5.6%
Total Re-tenanted and Renewed Space:						
Number of leases	211	106	71	72	460	471
Gross leasable area	944,324	451,713	301,689	246,550	1,944,276	1,997,977
New base rent per square foot	$17.33	$16.25	$16.56	$15.01	$16.66	$15.01
Prior base rent per square foot	$16.10	$15.37	$15.59	$14.74	$15.68	$14.23
Percent increase in rent per square foot	7.6%	5.7%	6.2%	1.9%	6.3%	5.5%

	03/31/05	06/30/05	09/30/05	12/31/05	Year to Date	Prior Year to Date
Stores Opening:						
Number of stores	13	32	30	18	93	126
Gross leasable area	50,994	105,009	133,745	61,185	350,933	436,574
Base rent per square foot	$15.05	$18.24	$17.98	$22.34	$18.39	$17.99
Stores Closing:						
Number of stores	32	13	27	7	79	115
Gross leasable area	103,163	57,780	80,182	15,188	256,313	402,320
Base rent per square foot	$18.02	$13.35	$18.88	$23.03	$17.53	$16.05
Percent increase in rent per square foot	(16.5%)	36.7%	(4.8%)	(3.0%)	4.9%	12.1%

(1) Excludes one 401,992 square foot center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and one 64,288 square foot center for which we only have management responsibilities.

Supplemental Operating and Financial Data for the
Quarter Ended 12/31/05

Tanger
Outlets

Consolidated Balance Sheets (dollars in thousands)

	12/31/05	9/30/05	6/30/05	3/31/05	12/31/04
Assets					
Rental property					
Land	$120,715	$113,284	$113,284	$113,355	$113,830
Buildings	1,004,545	960,105	956,440	954,758	963,563
Construction in progress	27,606	8,797	6,044	1,173	--
Total rental property	1,152,866	1,082,186	1,075,768	1,069,286	1,077,393
Accumulated depreciation	(253,765)	(247,179)	(237,688)	(228,252)	(224,622)
Total rental property – net	899,101	835,007	838,080	841,034	852,771
Cash & cash equivalents	2,930	6,219	3,543	6,531	4,103
Short-term investments	--	20,000	--	--	--
Assets held for sale	2,637	--	--	--	--
Investments in unconsolidated joint ventures	13,020	6,913	6,764	6,966	6,700
Deferred charges – net	64,555	52,873	54,818	55,611	58,851
Other assets	18,362	19,982	15,021	14,570	13,953
Total assets	$1,000,605	$940,994	$918,226	$924,712	$936,378
Liabilities, minority interests & shareholders' equity					
Liabilities					
Debt					
Senior, unsecured notes, net of discount	$349,099	$100,000	$100,000	$100,000	$100,000
Mortgages payable, including premium	201,233	281,069	290,197	305,983	308,342
Unsecured note	53,500	53,500	53,500	53,500	53,500
Unsecured lines of credit	59,775	--	45,330	33,455	26,165
Total debt	663,607	434,569	489,027	492,938	488,007
Construction trade payables	13,464	8,294	9,231	9,781	11,918
Accounts payable & accruals	23,954	14,849	16,984	25,753	17,026
Total liabilities	701,025	457,712	515,242	528,472	516,951
Minority interests					
Consolidated joint venture	--	227,234	225,103	223,895	222,673
Operating partnership	49,366	42,220	31,963	31,045	35,621
Total minority interests	49,366	269,454	257,066	254,940	258,294
Shareholders' equity					
Preferred shares	55,000	--	--	--	--
Common shares	307	307	277	276	274
Paid in capital	338,688	349,287	278,811	277,857	274,340
Distributions in excess of net income	(140,738)	(130,955)	(126,436)	(129,917)	(109,506)
Deferred compensation	(5,501)	(5,930)	(6,372)	(6,844)	(3,975)
Accum. other compreh. income (loss)	2,458	1,119	(362)	(72)	--
Total shareholders' equity	250,214	213,828	145,918	141,300	161,133
Total liabilities, minority interests & shareholders' equity	$1,000,605	$940,994	$918,226	$924,712	$936,378

Supplemental Operating and Financial Data for the
Quarter Ended 12/31/05

Tanger
Outlets

Consolidated Statements of Operations (dollars and shares in thousands)

	Three Months Ended					YTD	
	12/05	09/05	06/05	03/05	12/04	12/05	12/04
Revenues							
Base rentals	$34,261	$33,718	$33,243	$31,604	$33,234	$132,826	$128,841
Percentage rentals	2,444	1,815	1,267	886	2,380	6,412	5,338
Expense reimbursements	15,481	14,149	12,496	14,177	14,513	56,303	52,153
Other income	3,538	1,582	1,197	941	1,680	7,258	6,708
Total revenues	55,724	51,264	48,203	47,608	51,807	202,799	193,040
Expenses							
Property operating	17,691	15,897	14,448	16,056	16,468	64,092	58,973
General & administrative	3,515	3,578	3,711	3,044	3,068	13,848	12,828
Depreciation & amortization	12,368	12,046	11,360	12,870	12,236	48,644	51,201
Total expenses	33,574	31,521	29,519	31,970	31,772	126,584	123,002
Operating income	22,150	19,743	18,684	15,638	20,035	76,215	70,038
Interest expense (1)	18,600	7,932	8,167	8,228	8,433	42,927	35,117
Income before equity in earnings of unconsolidated joint ventures, minority interests, discontinued operations and loss on sale of real estate	3,550	11,811	10,517	7,410	11,602	33,288	34,921
Equity in earnings of unconsolidated joint ventures	165	255	268	191	243	879	1,042
Minority interests:							
Consolidated joint venture	(3,832)	(6,860)	(6,727)	(6,624)	(6,734)	(24,043)	(27,144)
Operating partnership	109	(917)	(737)	(176)	(930)	(1,721)	(1,611)
Income (loss) from continuing operations	(8)	4,289	3,321	801	4,181	8,403	7,208
Discontinued operations (2)	133	124	159	113	123	529	(162)
Income before loss on sale of real estate	125	4,413	3,480	914	4,304	8,932	7,046
Loss on sale of real estate	--	--	--	(3,843)	--	(3,843)	--
Net income (loss)	125	4,413	3,480	(2,929)	4,304	5,089	7,046
Less applicable preferred share dividends	(538)	--	--	--	--	(538)	--
Net income (loss) available to common shareholders	$ (413)	$ 4,413	$ 3,480	$(2,929)	$ 4,304	$ 4,551	$ 7,046
Basic earnings per common share:							
Income (loss) from continuing operations	$ (.02)	$ .15	$ .12	$ (.11)	$ .15	$ .14	$ .27
Net income (loss)	$ (.01)	$ .16	$ .13	$ (.11)	$ .16	$ .16	$ .26
Diluted earnings per common share:							
Income (loss) from continuing operations	$ (.02)	$ .15	$ .12	$ (.11)	$ .15	$ .14	$ .26
Net income (loss)	$ (.01)	$ .15	$ .13	$ (.11)	$ .16	$ .16	$ .26
Weighted average common shares:							
Basic	30,452	28,374	27,357	27,304	27,266	28,380	27,044
Diluted	30,753	28,680	27,576	27,516	27,520	28,646	27,261

(1) Including prepayment premium and deferred loan cost write off of $9.9 million in 2005.
(2) In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets", the results of operations for properties sold for which we have no significant continuing involvement, including any gain or loss on such sales, and properties classified as assets held for sale, have been reported above as discontinued operations for both the current and prior periods presented.

Supplemental Operating and Financial Data for the
Quarter Ended 12/31/05

Tanger
Outlets

FFO and FAD Analysis (dollars and shares in thousands)

	Three Months Ended					YTD	
	12/05	09/05	06/05	03/05	12/04	12/05	12/04
Funds from operations:							
Net income	$ 125	$ 4,413	$ 3,480	$ (2,929)	$ 4,304	$ 5,089	$7,046
Adjusted for -							
Minority interest in operating partnership	(109)	917	737	176	930	1,721	1,611
Minority interest adjustment consolidated joint venture	234	(441)	(277)	169	(198)	(315)	(180)
Minority interest, depreciation and amortization in discontinued operations	89	87	95	87	84	358	768
Depreciation and amortization uniquely significant to real estate – wholly owned	12,302	11,980	11,298	12,815	12,183	48,395	50,979
Depreciation and amortization uniquely significant to real estate – joint ventures	379	375	370	369	379	1,493	1,334
Loss on sale of real estate	--	--	--	3,843	--	3,843	1,460
Preferred share dividend	(538)	--	--		--	(538)	--
Funds from operations	$ 12,482	$ 17,331	$ 15,703	$ 14,530	$17,682	$ 60,046	$63,018
Funds from operations per share	$.34	$.50	$.47	$.43	$.53	$1.73	$1.89
Funds available for distribution:							
Funds from operations	$ 12,482	$ 17,331	$ 15,703	$ 14,530	$17,682	$60,046	$63,018
Adjusted For -							
Corporate depreciation excluded above	66	66	62	55	53	249	222
Amortization of finance costs	276	323	341	355	350	1,295	1,465
Early extinguishment of debt	9,866	--	--	--	--	9,866	--
Amortization of share compensation	429	426	468	242	237	1,565	1,476
Straight line rent adjustment	(393)	(706)	(539)	(112)	(90)	(1,750)	(389)
Below market rent adjustment	(158)	76	(613)	(46)	(418)	(741)	(1,065)
Market rate interest adjustment	(609)	(652)	(643)	(629)	(631)	(2,533)	(2,506)
2nd generation tenant allowances	(2,130)	(1,290)	(2,346)	(4,462)	(2,839)	(10,228)	(7,368)
Capital improvements	(1,572)	(1,841)	(2,231)	(952)	(2,080)	(6,596)	(7,045)
Consolidated joint venture minority interest share of adjustments	(234)	441	277	(169)	198	315	180
Funds available for distribution	$18,023	$14,174	$10,479	$ 8,812	$12,462	$51,488	$47,988
Funds available for distribution per share	$.49	$.41	$.31	$.26	$.37	$1.48	$1.44
Dividends paid per share	$.3225	$.3225	$.3225	$.3125	$.3125	$1.28	$1.245
FFO payout ratio	95%	65%	69%	73%	59%	74%	66%
FAD payout ratio	66%	79%	104%	120%	84%	86%	86%
Diluted weighted average common shs.	36,820	34,747	33,643	33,583	33,587	34,713	33,328

Supplemental Operating and Financial Data for the
Quarter Ended 12/31/05

Tanger
Outlets

Unconsolidated Joint Venture Information – All
Summary Balance Sheets (dollars in thousands)

	12/31/05	09/30/05	06/30/05	3/31/05	12/31/04	Tanger's Share as of 12/31/05 (1)
Assets						
Investment properties at cost – net	$64,915	$65,489	$67,446	$67,399	$69,865	$28,108
Construction in progress	15,734	96	--	--	--	7,867
Cash and cash equivalents	6,355	4,171	4,253	4,319	2,449	2,835
Deferred charges – net	1,548	1,340	1,433	1,305	1,973	774
Other assets	6,690	6,073	4,245	3,869	2,826	2,525
Total assets	$95,242	$77,169	$77,377	$76,892	$77,113	$42,109
Liabilities & Owners' Equity						
Mortgage payable	$61,081	$61,066	$61,024	$60,254	$59,708	$26,327
Member loans payable	--	550	--	--	--	--
Construction trade payables	6,588	215	477	426	578	3,294
Accounts payable & other liabilities	1,177	1,239	1,956	828	702	498
Total liabilities	68,846	63,070	63,457	61,508	60,988	30,119
Owners' equity	26,396	14,099	13,920	15,384	16,125	11,990
Total liabilities & owners' equity	$95,242	$77,169	$77,377	$76,892	$77,113	$42,109

(1) Tanger's portion of investment properties at cost – net, includes $8.7 million associated with a development property that generated net income considered incidental to its intended future operation as an outlet center. As such, the net income generated from this property is recorded as a reduction to the carrying value of the property and is therefore not included in the summary statement of operations below.

Summary Statements of Operations (dollars in thousands)

	Three Months Ended					YTD	
	12/05	09/05	06/05	03/05	12/04	12/05	12/04
Revenues	$2,730	$2,735	$2,933	$2,511	$2,557	$10,909	$9,821
Expenses							
Property operating	1,050	888	1,067	974	900	3,979	3,539
General & administrative	5	4	15	--	10	24	31
Depreciation & amortization	789	777	769	767	765	3,102	2,742
Total expenses	1,844	1,669	1,851	1,741	1,675	7,105	6,312
Operating income	866	1,066	1,082	770	882	3,804	3,509
Interest expense	586	584	574	417	401	2,161	1,532
Net income	$300	$482	$508	$353	$481	$1,643	$1,977
Tanger's share of:							
Total revenues less property operating and general & administrative expenses ("NOI")	$837	$922	$925	$769	$824	$3,453	$3,126
Net income	$165	$255	$268	$191	$243	$879	$1,042
Depreciation (real estate related)	$379	$375	$370	$369	$379	$1,493	$1,334

Supplemental Operating and Financial Data for the
Quarter Ended 12/31/05

Tanger
Outlets

Debt Outstanding Summary (dollars in thousands)

As of December 31, 2005			
	Principal Balance	**Interest Rate**	**Maturity Date**
Mortgage debt			
Blowing Rock, NC	$9,201	8.860%	09/01/10
Nags Head, NC	6,244	8.860%	09/01/10
COROC Holdings, LLC, including centers located in Rehoboth Beach, DE; Foley, AL; Myrtle Beach (Hwy 501), SC; Hilton Head, SC; Park City, UT; Westbrook, CT; Lincoln City, OR; Tuscola, IL; Tilton, NH	180,017	6.590%	07/10/08
Net debt premium COROC Holdings, LLC (1)	5,771		
Total mortgage debt	201,233		
Corporate debt			
Unsecured term loan	53,500	Libor + 0.85%	03/26/08
Unsecured credit facilities	59,775	Libor + 0.85%	06/30/08
2008 Senior unsecured notes	100,000	9.125%	02/15/08
2015 Senior unsecured notes	250,000	6.15%	11/15/15
Net discount senior unsecured notes	(901)		
Total corporate debt	462,374		
Total debt	$663,607		

Senior Unsecured Notes Financial Covenants (2)

As of December 31, 2005			
	Required	**Actual**	**Compliance**
Total Consolidated Debt to Adjusted Total Assets	60%	54%	Yes
Total Secured Debt to Adjusted Total Assets	40%	16%	Yes
Total Unencumbered Assets to Unsecured Debt	135%	138%	Yes
Consolidated Income Available for Debt Service to Annual Debt Service Charge	2.00	3.94	Yes

(1) Represents a premium on mortgage debt with an imputed interest rate of 4.97% assumed in the Charter Oak acquisition.
(2) For a complete listing of all Debt Covenants related to the Company's Senior Unsecured Notes, as well as definitions of the above terms, please refer to the Company's filings with the Securities and Exchange Commission.

Supplemental Operating and Financial Data for the
Quarter Ended 12/31/05

Tanger
Outlets

Future Scheduled Principal Payments (dollars in thousands)

	As of December 31, 2005		
Year	Scheduled Amortization Payments	Balloon Payments	Total Scheduled Payments
2006	3,849	--	3,849
2007	4,121	--	4,121
2008	2,688	383,626	386,314
2009	394	--	394
2010	181	13,878	14,059
2011	--	--	--
2012	--	--	--
2013	--	--	--
2014	--	--	--
2015 & thereafter		250,000	250,000
	$11,233	$647,504	$658,737
Net Premium on Debt			4,870
			$663,607

Supplemental Operating and Financial Data for the
Quarter Ended 12/31/05

Tanger
Outlets

Investor Information

Tanger Outlet Centers welcomes any questions or comments from shareholders, analysts, investment managers, media and prospective investors. Please address all inquiries to our Investor Relations Department.

Tanger Factory Outlet Centers, Inc.
Investor Relations
Phone: (336) 292-3010 ext 6825
Fax: (336) 297-0931
e-mail: tangermail@tangeroutlet.com
Mail: Tanger Factory Outlet Centers, Inc.
            3200 Northline Avenue
            Suite 360
            Greensboro, NC 27408

Supplemental Operating and Financial Data for the
Quarter Ended 12/31/05